Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

<u>NORTEK HITS 2004 SALES RECORD</u>

———————————————

PROVIDENCE, RI, March 29, 2005—**Nortek, Inc.** ("**Nortek**"), a leading

international designer, manufacturer and marketer of high-quality branded building

products, today announced record sales from continuing operations for 2004 and

the fourth quarter in strong housing and home improvement markets.

Nortek 2004 combined financial results were based on record sales from

continuing operations totaling $1,679 million, an increase of 11.5 percent over

2003. Sales increased in every quarter throughout the year. Despite higher costs

for raw materials and shipping, **Nortek** achieved combined operating earnings for

2004 totaling $74.7 million, down $2.9 million from 2003.

Richard L. Bready, Chairman and Chief Executive Officer, said, "Our operating

groups delivered a solid fourth quarter and 2004 as we increased sales to record

levels." Bready said, "**Nortek's** core residential housing and home improvement

- m o r e -

markets remained vigorous as we entered 2005. During 2004, **Nortek** initiated some price increases and continued aggressive cost savings to partially offset higher raw materials and shipping costs."

On August 27, 2004, affiliates of Thomas H. Lee Partners L.P., in partnership with certain members of **Nortek's** management purchased all of the outstanding capital stock of **Nortek's** parent company, the former **Nortek Holdings, Inc.** ("**Nortek Holdings**"), in a transaction valued at approximately $1.74 billion before fees and expenses (the "THL transaction") from affiliates of Kelso and Company L.P. and certain other parties.

Nortek's new capitalization includes $625 million 8½% Senior Subordinated Notes due 2014 and a $698 million bank term loan due 2011. In addition, as of December 31, 2004, **Nortek** had approximately $95 million in unrestricted cash and cash equivalents and has no borrowings outstanding under its $100 million revolving credit facility.

Net sales for the period from January 1 to August 27, 2004 and the period from August 28 to December 31, 2004 were $1,118 million and $561 million, respectively. Operating earnings for the period from January 1 to August 27, 2004 and the period from August 28 to December 31, 2004 were $32.6 million and $42.1 million, respectively.

On January 9, 2003, certain affiliates of Kelso & Company, L.P. and certain members of management acquired control of **Nortek** in a recapitalization transaction. Net sales for the nine-day period ending January 9, 2003 and the period from January 10 to December 31, 2003 were $25 million and $1,480 million, respectively. Operating earnings (loss) from continuing operations for the nine-day period ending January 9, 2003 and the period from January 10 to December 31, 2003 were $(81.8) million and $159.4 million, respectively.

The 2004 full-year results presented below include the period from January 1 to August 27 (post-recapitalization) and the post-acquisition period from August 28 to December 31.

Nortek's net sales from continuing operations for the combined periods from January 1 to December 31, 2004 were $1,679 million, an increase of 11.5 percent over the $1,505 million reported for 2003. Operating earnings for the combined periods from January 1 to December 31, 2004 were $74.7 million compared to $77.6 million last year.

Key financial highlights from continuing operations for the fourth quarter included:

- Net sales of $400 million, an increase of 10 percent, compared to the $363 million recorded for the fourth quarter of 2003.

- Operating earnings of $26.6 million, compared to last year's $31.4 million.

Mr. Bready noted that, "2004 was a record year for **Nortek**, and we are proud of **Nortek's** accomplishments during the year. These accomplishments include the following:

- Completed the sale of Ply Gem in a transaction valued at $560 million.

- In connection with the THL transaction, **Nortek** sold $625 million of 8½% Senior Subordinated Notes and entered into a new Senior Secured Credit Facility providing for aggregate borrowings of up to $800 million.

- Product introductions, particularly in our Residential Building Products segment, and ongoing manufacturing efficiency programs that are reflected in the results for 2004.

- In line with **Nortek's** long-term growth strategy, completed two acquisitions in 2004 strengthening **Nortek's** electronics businesses in the Residential Building Products segment.

- Successfully completed a significant facilities rationalization and restructuring in the Air Conditioning and Heating Products segment."

Mr. Bready added, "During 2004, a record number of homes were sold in the United States and housing starts were the strongest since 1978. Going forward,

overall residential housing markets are expected to continue to be solid into 2005. For the first two months of 2005, building permits were up 5.2 percent and housing starts were up 15.0 percent compared to the same period in 2004. However, we believe the sluggish conditions we faced in the commercial HVAC markets in 2004 will continue into 2005."

Acquisitions contributed approximately $63 million to net sales and $9.7 million to operating earnings for the combined periods ended December 31, 2004.

Nortek* (a wholly owned subsidiary of **Nortek Holdings**, which is a wholly owned subsidiary of **NTK Holdings, Inc.**) is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **Nortek** offers a broad array of products for improving the environments where people live and work. Its products include: range hoods and other spot ventilation products; heating and air conditioning systems; indoor air quality systems; and specialty electronic products.

**As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

# # #

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the three months ended		For the Periods			
	Post-Acquisition Dec. 31, 2004	Post-Recapitalization Dec. 31, 2003	Post-Acquisition Aug. 28, 2004 - Dec. 31, 2004	Post-Recapitalization Jan. 1, 2004 - Aug. 27, 2004	Post-Recapitalization Jan. 10, 2003 - Dec. 31, 2003	Pre-Recapitalization Jan. 1, 2003 - Jan. 9, 2003
			(Amounts in thousands)			
Net Sales	$ 399,950	$ 363,440	$ 560,978	$ 1,117,860	$ 1,480,556	$ 24,751
Costs and Expenses:						
Cost of products sold	293,160	259,829	409,052	792,759	1,053,994	18,497
Selling, general and administrative expense	73,163	68,936	101,430	199,943	258,113	4,960
Amortization of intangible assets	6,994	3,298	8,398	8,869	9,055	64
Expenses and charges arising from the Acquisition	---	---	---	83,700	---	---
Expenses and charges arising from the Recapitalization	---	---	---	---	---	83,000
	373,317	332,063	518,880	1,085,271	1,321,162	106,521
Operating earnings (loss)	26,633	31,377	42,098	32,589	159,394	(81,770)
Interest expense	(24,126)	(15,434)	(40,323)	(56,073)	(57,376)	(1,049)
Loss from debt retirement	---	---	---	(130,736)	---	---
Investment income	293	557	325	1,520	1,482	119
Earnings (loss) from continuing operations before provision (benefit) for income taxes	2,800	16,500	2,100	(152,700)	103,500	(82,700)
Provision (benefit) for income taxes	4,600	4,900	4,300	(41,400)	41,400	(21,800)
(Loss) earnings from continuing operations	(1,800)	11,600	(2,200)	(111,300)	62,100	(60,900)
(Loss) earnings from discontinued operations	(500)	1,300	(500)	67,400	12,100	(1,000)
Net (loss) earnings	$ (2,300)	$ 12,900	$ (2,700)	$ (43,900)	$ 74,200	$ (61,900)

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

(A)   The unaudited condensed consolidated summary of operations presented herein for periods prior to August 28, 2004 reflect the results of operations of the former Nortek Holdings, Inc. and all of its wholly-owned subsidiaries (the predecessor company) and subsequent to August 27, 2004, reflect the results of operations of Nortek, Inc. (the successor company and survivor from the mergers in connection with the acquisition on August 27, 2004 by Thomas H. Lee Partners, L.P. and affiliates and certain members of the Company's management).   The unaudited condensed consolidated summary of operations include the accounts of the former Nortek Holdings, Inc. and Nortek, Inc., as appropriate and all of their wholly-owned subsidiaries (individually and collectively, the "Company" or "Nortek"), after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented.   Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation. It is suggested that these unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K and its Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").

(B)   The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to the Liquidity and Capital Resources section for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense.   EBITDA is not a measure of operating performance under generally accepted accounting principles in the United States ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net income (loss).   EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net income (loss) for a more complete analysis of the Company's profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA.   As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with the Acquisition and Recapitalization, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this Results of Operations section for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net earnings (loss), which is the most directly comparable GAAP operating performance measure, to EBITDA for the periods presented:

	For the Periods			
	Post-Acquisition	**Post-Recapitalization**		**Pre-Recapitalization**
	Aug. 28, 2004 Dec. 31, 2004	**Jan. 1, 2004 - Aug. 27, 2004**	**Jan. 10, 2003 - Dec. 31, 2003**	**Jan. 1, 2003 - Jan. 9, 2003**
		(Amounts in thousands)		
Net earnings (loss) *	$ (2,700)	$ (43,900)	$ 74,200	$ (61,900)
Provision (benefit) for income taxes from continuing operations	4,300	(41,400)	41,400	(21,800)
Provision (benefit) for income taxes from discontinued operations	500	45,500	7,400	(600)
Interest expense from continuing operations	40,323	56,073	57,376	1,049
Interest expense from discontinued operations	---	4,609	38,984	1,239
Investment income from continuing operations	(325)	(1,520)	(1,482)	(119)
Investment income from discontinued operations	---	(52)	(196)	(2)
Depreciation expense from continuing operations	8,433	16,731	17,438	581
Depreciation expense from discontinued operations	---	1,212	10,929	250
Amortization expense from continuing operations	14,095	9,092	14,369	64
Amortization expense from discontinued operations	---	201	5,327	73
EBITDA	$ 64,626	$ 46,546	$ 265,745	$ (81,165)

* Includes approximately $(500,000), $67,400,000, $12,100,000 and $(1,000,000) of earnings (loss) from discontinued operations for the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003, respectively.

EBITDA for all periods presented includes the operating results of both continuing and discontinued operations. EBITDA for the period from January 1, 2004 to August 27, 2004 includes approximately $83,700,000 (including approximately $45,200,000 of stock based compensation expense) of expenses and charges arising from the Acquisition, approximately $3,400,000 of stock based compensation and approximately $130,700,000 of loss on debt retirement, which are recorded in earnings (loss) from continuing operations. EBITDA for the period from January 1, 2004 to August 27, 2004 also includes approximately $6,400,000 of stock based employee compensation charges related to the former Nortek Holdings' stock options retained by employees of Ply Gem subsequent to the sale of Ply Gem, which are recorded in earnings from discontinued operations. EBITDA for the period from January 1, 2003 to January 9, 2003 includes approximately $83,000,000 of expenses and charges arising from the 2003 Recapitalization and for the period from January 10, 2003 to December 31, 2003 includes approximately $2,000,000 of stock based compensation, both of which are recorded in earnings (loss) from continuing operations. EBITDA for the period January 10, 2003 to December 31, 2003 includes approximately $100,000 of stock based compensation in earnings from discontinued operations.

The following table presents a reconciliation from net earnings (loss), which is the most directly comparable GAAP operating performance measure, to EBITDA for the three months ended December 31, 2004 and 2003:

	For the three months ended	
	Post-Acquisition **December 31, 2004**	Post-Recapitalization **December 31, 2003**
	(Amounts in thousands)	
Net earnings (loss) *	$ (2,300)	$ 12,900
Provision (benefit) for income taxes from continuing operations	4,600	4,900
Provision (benefit) for income taxes from discontinued operations	500	700
Interest expense from continuing operations	24,126	15,434
Interest expense from discontinued operations	---	9,887
Investment income from continuing operations	(293)	(557)
Investment income from discontinued operations	---	(44)
Depreciation expense from continuing operations	5,909	5,772
Depreciation expense from discontinued operations	---	3,184
Amortization expense from continuing operations	10,312	3,402
Amortization expense from discontinued operations	---	650
EBITDA	$ 42,854	$ 56,228

*   Includes approximately $(500,000) and $1,300,000 of earnings (loss) from discontinued operations for the three months ended December 31, 2004 and 2003, respectively.

EBITDA for all periods presented includes the operating results of both continuing and discontinued operations. EBITDA for the three months ended December 31, 2004 includes approximately $70,000 of stock based compensation in earnings (loss) from continuing operations. EBITDA for the three months ended December 31, 2003 includes approximately $900,000 of stock based compensation in earnings (loss) from continuing operations.

(C)   The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to the Results of Operations section for operating performance measure disclosures with respect to EBITDA and a reconciliation from net income (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under generally accepted accounting principles in the United States ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation. The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this Liquidity and Capital Resources section for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash provided by (used in) operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the periods presented:

	For the Periods			
	Post-Acquisition	**Post-Recapitalization**		**Pre-Recapitalization**
	Aug. 28, 2004 - Dec. 31, 2004	**Jan. 1, 2004 - Aug. 27, 2004**	**Jan. 10, 2003 - Dec. 31, 2003**	**Jan. 1, 2003 - Jan. 9, 2003**
	(Amounts in thousands)			
Net cash used in operating activities *	$ 56,204	$ 36,697	$ 138,027	$ (5,713)
Cash used by working capital and other long-term asset and liability changes	(33,336)	(2,983)	(27,897)	12,880
Effect of the Acquisition, net	---	(38,423)	---	---
Effect of the Recapitalization, net	---	---	---	(62,397)
Non-cash stock based compensation	(108)	(48,561)	(2,071)	---
Deferred federal income tax provision from continuing operations	(1,000)	46,900	4,800	(5,900)
Deferred federal income tax benefit from discontinued operations	---	18,500	(500)	---
Gain on sale of discontinued operations	---	125,200	---	---
Non-cash interest expense, net	(1,932)	(24,671)	(6,352)	(125)
Loss from debt retirement	---	(130,736)	---	---
Provision (benefit) for income taxes from continuing operations	4,300	(41,400)	41,400	(21,800)
Provision (benefit) for income taxes from discontinued operations	500	45,500	7,400	(600)
Interest expense from continuing operations	40,323	56,073	57,376	1,049
Interest expense from discontinued operations	---	4,609	38,984	1,239
Investment income from continuing operations	(325)	(1,520)	(1,482)	(119)
Investment income from discontinued operations	---	(52)	(196)	(2)
Depreciation expense from discontinued operations	---	1,212	10,929	250
Amortization expense from discontinued operations	---	201	5,327	73
EBITDA	$ 64,626	$ 46,546	$ 265,745	$ (81,165)

*   Includes approximately $(500,000), $67,400,000, $12,100,000 and $(1,000,000) of earnings (loss) from discontinued operations for the periods from August 28, 2004 to December 31, 2004, from January 1,

2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003, respectively.

EBITDA for all periods presented includes the operating results of both continuing and discontinued operations. EBITDA for the period from January 1, 2004 to August 27, 2004 includes approximately $83,700,000 (including approximately $45,200,000 of stock based compensation expense) of expenses and charges arising from the Acquisition, approximately $3,400,000 of stock based compensation and approximately $130,700,000 of loss on debt retirement, which are recorded in earnings (loss) from continuing operations. EBITDA for the period from January 1, 2004 to August 27, 2004 also includes approximately $6,400,000 of stock based employee compensation charges related to the former Nortek Holdings' stock options retained by employees of Ply Gem subsequent to the sale of Ply Gem, which are recorded in earnings from discontinued operations. EBITDA for the period from January 1, 2003 to January 9, 2003 includes approximately $83,000,000 of expenses and charges arising from the 2003 Recapitalization and for the period from January 10, 2003 to December 31, 2003 includes approximately $2,000,000 of stock based compensation, both of which are recorded in earnings (loss) from continuing operations. EBITDA for the period January 10, 2003 to December 31, 2003 includes approximately $100,000 of stock based compensation in earnings from discontinued operations.